

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2015

Lynn J. Good
Chief Executive Officer
Duke Energy Corporation
550 South Tryon Street
Charlotte, NC 28202

Re: **Duke Energy Corporation**
   Duke Energy Carolinas, LLC
   Progress Energy, Inc.
   Duke Energy Progress, Inc.
   Duke Energy Florida, Inc.
   Duke Energy Ohio, Inc.
   Duke Energy Indiana, Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2014
   Filed March 2, 2015
   File Nos. 001-32853, 001-04928, 001-15929, 001-03382, 001-03274,
   001-01232 & 001-03543

Dear Ms. Good:

  We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Duke Energy Corporation

General

1. In the interest of reducing the number of comments, we have not repeated Duke Energy comments that also relate to the other Duke Energy Registrants, including Duke Energy Carolinas, Progress Energy, Duke Energy Progress, Duke Energy Florida, Duke Energy Ohio and Duke Energy Indiana. Please apply all Duke Energy comments to the other Duke Energy Registrants separately to the extent they are applicable.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income (Loss) From Discontinued Operations, Net of Tax, page 46

2. You disclose on page 46 that discontinued operations were impacted by a $134 million pretax mark-to-market loss on economic hedges. Please reconcile this explanation with your page 174 disclosure of a $729 million loss recognized in "Income (Loss) From Discontinued Operations." Additionally, please tell us the primary factors contributing to this loss recognized during the fiscal year ended December 31, 2014 and clarify if the derivative amounts recorded within discontinued operations wholly relate to positions directly held by the disposal group or if the amounts also include indirect allocations from corporate or other areas of your business.

Duke Energy Indiana

Results of Operations

Operating Expenses, page 55

3. You disclose on page 55 that Duke Energy Indiana's property and other taxes increased by $57 million, primarily as a result of amounts recorded related to an Indiana sales tax audit. Please tell us more about this matter, including if it represents an error, and, if so, how you assessed it under ASC 250 as it relates to the financial statements of Duke Energy Indiana.

Critical Accounting Policies, page 55

4. Please tell us what consideration you gave to including a critical accounting policies and estimates discussion of your asset retirement obligations. Refer to Section V of SEC Release No. 33-8350.

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 61

5. We note your disclosure of your intention to indefinitely reinvest prospective undistributed earnings generated by your foreign subsidiaries, and your disclosure on page 229 that you will not provide for U.S. taxes for those earnings. In future filings, ensure your Liquidity and Capital Resources disclosures state that you will not provide

Lynn J. Good
Duke Energy Corporation
June 12, 2015
Page 3

for U.S. taxes on these prospective earnings and that you would be required to accrue taxes on these earnings if they were repatriated.

Restrictive Debt Covenants, page 61

6. You disclose that you were in compliance with all covenants related to your significant debt agreements. Please tell us what you mean by "significant" as it relates to debt agreements. Additionally, please tell us and disclose whether there were violations of covenants as of December 31, 2014 related to debt agreements other than those you deemed "significant" that are material to an understanding of your liquidity and capital resources.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 81

7. We note your disclosure on page 151 regarding proceeds received in September 2014 related to spent nuclear fuel lawsuits, including the amounts you received and that they were treated as a reduction to capital costs associated with your construction of on-site storage facilities. Please tell us how these proceeds were presented in your consolidated statements of cash flows and, if presented net of other items, how such presentation complies with ASC 230-10-45-7.

Combined Notes to Consolidated Financial Statements

4. Regulatory Matters, page 132

8. We noted a significant increase in your regulatory asset related to asset retirement obligations during the fiscal year ended December 31, 2014, which appears to be the portion of the asset retirement obligations recorded during the current year that are attributable to retired plants, consistent with your disclosure on page 118. Please confirm our assumption or tell us in detail what these deferred costs represent. We also note your disclosure on page 146 that the Coal Ash Act leaves the decision on cost recovery determinations related to closure of coal combustion residuals surface impoundments to the normal ratemaking processes before utility regulatory commissions and your disclosure on page 162 that you believe recovery is probable. We further note your disclosure in multiple instances, such as on page 41, that an order from the regulatory authorities disallowing recovery of costs related to closure of ash basins could have an adverse impact on your financial statements. As it appears you do not have a regulatory order supporting the deferral of these costs, please tell us why you believe the amounts you have deferred as regulatory assets are probable of recovery under U.S. GAAP and provide us with your detailed analysis supporting this conclusion including both positive and negative evidence you considered. Refer to ASC 980-340-25-1.

Duke Energy Progress

Shearon Harris Nuclear Station Expansion, page 137

9. Please tell us in detail why you believe recovery of the $48 million regulatory asset related to the Shearon Harris Nuclear Station Expansion is probable as of December 31, 2014. Please contrast the nature of these costs with that of the $22 million impairment you recorded during the fiscal year ended December 31, 2013 for costs you deemed were not probable of recovery. Refer to ASC 980-340-25-1.

11. Goodwill and Intangible Assets

Intangible Assets, page 167

10. We note your disclosure on pages 167 and 205 related to the $94 million OVEC impairment charge. Please tell us more about the facts and circumstances related to OVEC that existed as of December 31, 2013 as compared to December 31, 2014, what led to the impairment, and how you complied with the non-recurring fair value measurement disclosures related to this impairment required by ASC 820-10-50.

22. Income Taxes, page 227

11. Your declaration of a taxable dividend of the cumulative historical undistributed earnings of your foreign subsidiaries during the fiscal year ended December 31, 2014 is a change in your assertion from the prior fiscal year that the undistributed foreign earnings associated with International Energy's operations were considered indefinitely reinvested. As disclosed on page 62 of your Form 10-K for the fiscal year ended December 31, 2013, this assertion was based on your determination that the cash held in International Energy's foreign jurisdictions was not needed to fund the operations of U.S. operations and that International Energy either had invested or had intentions to reinvest such earnings. We note your disclosure on page 59 that this dividend will be principally used to support your dividend and growth in the domestic business. We also note your disclosure on page 229 that your current intention is to indefinitely reinvest prospective undistributed earnings generated by your foreign subsidiaries and, therefore, you will not provide for U.S. taxes on those earnings. In light of you decision to repatriate your cumulative historical undistributed foreign earnings and in order to overcome the presumption that all undistributed earnings will be transferred to the parent entity, please tell us in detail what evidence you have of specific plans for reinvestment of undistributed earnings of your foreign subsidiaries which demonstrates that remittance of future earnings will be postponed indefinitely. Refer to ASC 740-30-25-3 and -17.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief